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                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                               JOHNSON, SAMUEL C.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                             4041 NORTH MAIN STREET
--------------------------------------------------------------------------------
                                    (Street)

                                RACINE, WI 53402
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                          JOHNSON OUTDOORS INC. (JOUT)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

                               December 17, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                          2A.                    4.                              Amount of      Owner-
                                          Deemed                 Securities Acquired (A) or      Securities     ship
                             2.           Execution 3.           Disposed of (D)                 Beneficially   Form:     7.
                             Transaction  Date, if  Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct    Nature of
                             Date         any       Code         ------------------------------- ing Reported   (D) or    Indirect
1.                           (Month/      (Month/   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security            Day/         Day/      ------------     Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                   Year)        Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                             1,898,570      D (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                               454,490       I          (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock      12/17/02                  G         V      250         D                  32,543       I        By wife(3)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                               114,464       I          (4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                85,602       I          (5)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                               266,335       I          (6)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                98,000       I          (7)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                               100,000       I          (8)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).


Persons who respond to the collection of information
contained in this form are not required to respond                        (Over)
unless the form displays a currently valid OMB                   SEC 1474 (9-02)
control number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
             2.                                                                                           ative     of
             Conver-                           5.                              7.                         Secur-    Deriv-   11.
             sion                              Number of                       Title and Amount           ities     ative    Nature
             or              3A.               Derivative    6.                of Underlying     8.       Benefi-   Secur-   of
             Exer-           Deemed   4.       Securities    Date              Securities        Price    cially    ity:     In-
             cise    3.      Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct   direct
             Price   Trans-  tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or   Bene-
1.           of      action  Date,    Code     of(D)         (Month/Day/Year)            Amount  ative    Reported  In-      ficial
Title of     Deriv-  Date    if any   (Instr.  (Instr. 3,    ----------------            or      Secur-   Trans-    direct   Owner-
Derivative   ative   (Month/ (Month/  8)       4 and 5)      Date     Expira-            Number  ity      action(s) (I)      ship
Security     Secur-  Day/    Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)   Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Class B
Common
Stock          (9)                                              (9)      (9)     *        25,000             25,000  I      (2)
------------------------------------------------------------------------------------------------------------------------------------
Class B
Common                                                                                                                      By wife
Stock          (9)                                              (9)      (9)     *     1,037,330          1,037,330  I      (3)(10)
------------------------------------------------------------------------------------------------------------------------------------
Class B
Common
Stock          (9)                                              (9)      (9)     *       106,036            106,036  I      (5) (6)
------------------------------------------------------------------------------------------------------------------------------------
Option
(right
to buy)(11)  $16.375                                         01/01/94  01/01/03  *           611                611  D
------------------------------------------------------------------------------------------------------------------------------------
Option
(right
to buy)(12)  $24.375                                         01/27/95  01/27/04  *         5,000              5,000  D
------------------------------------------------------------------------------------------------------------------------------------
Option
(right
to buy)(12)  $6.2815                                         02/01/02  02/01/11  *         3,000              3,000  D
------------------------------------------------------------------------------------------------------------------------------------
Option
(right
to buy)(12)  $9.145                                          02/20/03  02/20/12  *         4,695              4,695  D
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Explanation of Responses:

*    Class A Common Stock
(1)  As settlor, trustee and beneficiary of the Samuel C. Johnson 1988 Trust No. One (the "SCJ 1988 Trust").
(2)  As settlor, trustee and beneficiary of the SCJ 1988 Trust, which indirectly owns the reported shares as controlling shareholder of SCJ Marketing, Inc.
(3)  Mr. Johnson disclaims beneficial ownership of these shares.
(4)  As trustee of the Herbert F. Johnson Family Trust which indirectly as a shareholder of a corporation beneficially owns the reported shares.
(5)  As trustee of the Herbert F. Johnson Distributing Trust.
(6)  As controlling shareholder of Johnson Trust Company ("JT"), the trustee of certain trusts which directly, or indirectly as shareholders of certain corporations and as general partners of certain limited partnerships, beneficially own the reported shares. Mr. Johnson reports all shares held by certain corporations of which one or more of such trusts may be deemed to be a controlling shareholder. In addition, Mr. Johnson reports all shares held by certain limited partnerships of which one or more of such trusts is a general partner. Due to the nature of such limited partnerships, it is impractical to determine such trusts' proportionate interest (as defined by Rule 16a-1(a)(2)(ii)(B)) in such limited partnerships. Mr. Johnson disclaims beneficial ownership of these shares.
(7)  The reported shares are indirectly owned by Mr. Johnson through S.C. Johnson & Son, Inc., a corporation indirectly controlled by Mr. Johnson.
(8)  As controlling shareholder of Johnson International, the parent corporation of the trustee of the trust which beneficially owns the reported shares. Mr. Johnson disclaims beneficial ownership of these shares.
(9)  Class B Common Stock is convertible at any time on a one-share-for-one-share basis into Class A Common Stock.
(10) The reported shares are held by the Johnson Outdoors Inc. Class B Common Stock Voting Trust ("Voting Trust"), of which Mrs.
     Johnson is trustee. Two trusts of which Mr. Johnson is settlor, trustee and/or beneficiary are Voting Trust unit holders.
(11) Stock option granted pursuant to the Johnson Outdoors Inc. Stock Option Plan for Non-Employee Directors.
(12) Stock option granted pursuant to the Johnson Outdoors Inc. 1994 Non-Employee Director Stock Ownership Plan.

SAMUEL C. JOHNSON

/s/ Samuel C. Johnson                                      December 18, 2002
---------------------------------------------            -----------------------
                                                                  Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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